SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CVR ENERGY, INC.
(Name of Subject Company (Issuer))
Icahn Enterprises Holdings L.P.
Icahn Enterprises L.P.
Icahn Enterprises G.P. Inc.
IEP Energy Holding LLC
American Entertainment Properties Corp.
Beckton Corp.
Carl C. Icahn
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
12662P108
(CUSIP Number of Class of Securities)
Andrew Teno
President and Chief Executive Officer
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4100
and
Joshua A. Apfelroth, Esq.
Louis E. Rambo, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299
(212) 969-3438
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

CUSIP No. 12662P108
1 NAME OF REPORTING PERSON IEP Energy Holding LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS Not applicable
5 CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7 SOLE VOTING POWER 51,192,381
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 51,192,381
10 SHARED DISPOSITIVE POWER 0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,192,381
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14 TYPE OF REPORTING PERSON OO

CUSIP No. 12662P108
1 NAME OF REPORTING PERSON American Entertainment Properties Corp.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS Not applicable
5 CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 51,192,381
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 51,192,381
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,192,381
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14 TYPE OF REPORTING PERSON CO

CUSIP No. 12662P108
1 NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS Not applicable
5 CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7 SOLE VOTING POWER 15,500,000
8 SHARED VOTING POWER 51,192,381
9 SOLE DISPOSITIVE POWER 15,500,000
10 SHARED DISPOSITIVE POWER 51,192,381
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,692,381
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%
14 TYPE OF REPORTING PERSON PN

CUSIP No. 12662P108
1 NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS Not applicable
5 CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 66,692,381
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 66,692,381
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,692,381
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%
14 TYPE OF REPORTING PERSON CO

CUSIP No. 12662P108
1 NAME OF REPORTING PERSON Beckton Corp.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS Not applicable
5 CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 66,692,381
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 66,692,381
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,692,381
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%
14 TYPE OF REPORTING PERSON CO

CUSIP No. 12662P108
1 NAME OF REPORTING PERSON Carl C. Icahn
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS Not applicable
5 CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 66,692,381
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 66,692,381
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,692,381
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%
14 TYPE OF REPORTING PERSON IN

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to an offer by Icahn Enterprises Holdings L.P., a Delaware limited partnership (together with its direct and indirect subsidiaries, “Icahn Enterprises”) to purchase up to 17,753,322 shares of common stock, par value $0.01 per share (the “common stock”) of CVR Energy, Inc., a Delaware corporation (the “Company”) at a price of $18.25 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made by Icahn Enterprises and upon the terms and subject to the conditions of the Offer, Icahn Enterprises (or a subsidiary) will purchase any shares properly tendered and not properly withdrawn, up to a maximum of 17,753,322 shares. Unless the context otherwise requires, all references to “shares” shall refer to the common stock and all references to “shares properly tendered” shall refer to shares properly tendered and not properly withdrawn in the Offer. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.
If more than 17,753,322 shares of common stock are properly tendered, Icahn Enterprises will purchase all shares properly tendered on a pro rata basis. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering stockholders at Icahn Enterprises’ expense promptly following the Expiration Time.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and issuer is CVR Energy, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 2277 Plaza Drive, Suite 500 Sugar Land, Texas 77479, and its telephone number is (281) 207-3200.
(b)   As provided by the Company, as of December 2, 2024, the Company had approximately 100,530,599 outstanding shares of common stock, which are listed on the New York Stock Exchange under the symbol “CVI.” The information set forth in the “Summary Term Sheet” is incorporated herein by reference.
(c)   The information set forth in the “Summary Term Sheet” and Section 7 — “Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of Filing Persons.
(a) – (c)   This Schedule TO is filed by Icahn Enterprises, Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., IEP Energy Holding LLC, American Entertainment Properties Corp., Beckton Corp., and Carl C. Icahn (collectively, the “Filing Persons”). The information set forth in Section 15 — “Certain Information Concerning Icahn Enterprises,” and Schedule A to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)   Icahn Enterprises seeks to purchase up to 17,753,322 shares of the Company’s common stock at a price of $18.25 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the “Summary Term Sheet,” “Introduction,” Section 1 — “Terms of the Offer,” Section 2 — “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” Section 3 — “Procedures for Tendering

Shares,” Section 4 — “Withdrawal Rights,” Section 5 — “Purchase of Shares and Payment of Purchase Price,” Section 6 — “Conditions of the Tender Offer,” Section 8 — “Source and Amount of Funds,” Section 10 — “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 11 — “Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act,” Section 13 — “Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders,” and Section 14 — “Extension of the Tender Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) – (b)   The information set forth in the Introduction, “Summary Term Sheet,” Section 2 —  “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” Section 9 — “Information About the Company,” Section 10 — “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 15 — “Certain Information Concerning Icahn Enterprises,” and Section 16 — “Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) – (c)    The information set forth in the “Summary Term Sheet,” Section 2 — “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” Section 10 — “Interests of Directors and Executive Officers Transaction and Arrangements Concerning the Shares,” Section 11 — “Effects of the Tender Offer on the Market for Shares, Registration under the Exchange Act,” Section 15 — “Certain Information Concerning Icahn Enterprises,” and Section 16 — “Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a) – (b), (d)    The information set forth in the “Summary Term Sheet” and Section 8 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a) – (b)    The information set forth in Section 9 — “Information About the Company,” Section 10 —  “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 15 — “Certain Information Concerning Icahn Enterprises,” and Section 16 — “Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)   The information set forth in Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
(a) – (b)   Not material.
Item 11.   Additional Information.
(a)   (1) The information set forth in Section 2 — “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans,” Section 6 — “Conditions of the Tender Offer,” Section 9 — “Information About the Company,” Section 15 — “Certain Information About Icahn Enterprises,” and Section 16 — “Background of the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.
(2)   The information set forth in Section 12 — “Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(3)   The information set forth in Section 12 — “Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(4)   None.
(5)   None.
(c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (“SEC”) after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the offer to purchase the shares to the extent required by Rule 14d-3 promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit	Description
(a)(1)(A)*	Offer to Purchase, dated December 6, 2024.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press release issued by Icahn Enterprises L.P., dated December 6, 2024.
(a)(1)(G)*	Summary Advertisement published in the New York Times on December 6, 2024.
(a)(5)*	Letter dated November 8, 2024 to the Board of Directors of the Company.
(b)	Not applicable.
(d)(1)*	Tender Offer Agreement (the “Tender Offer Agreement”) by and between Icahn Enterprises Holdings and the Company, dated December 6, 2024.
(d)(2)*	Form of Tax Allocation Agreement by and among American Entertainment Properties Corp., the Company and certain subsidiaries of the Company (included as Exhibit B to the Tender Offer Agreement, filed herewith as Exhibit (d)(1)).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*
Filed herewith

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ICAHN ENTERPRISES HOLDINGS L.P.
BY:
Icahn Enterprises G.P. Inc., its general partner

By:
/s/ Ted Papapostolou

 Name:
Ted Papapostolou

 Title:
Chief Financial Officer and Secretary

ICAHN ENTERPRISES L.P.
BY:
Icahn Enterprises G.P. Inc., its general partner

By:
/s/ Ted Papapostolou

 Name:
Ted Papapostolou

 Title:
Chief Financial Officer and Secretary

ICAHN ENTERPRISES G.P. INC.
By:
/s/ Ted Papapostolou

 Name:
Ted Papapostolou

 Title:
Chief Financial Officer and Secretary

IEP ENERGY HOLDING LLC
By:
/s/ Ted Papapostolou

 Name:
Ted Papapostolou

 Title:
Chief Financial Officer and Secretary

AMERICAN ENTERTAINMENT PROPERTIES CORP.
By:
/s/ Ted Papapostolou

 Name:
Ted Papapostolou

 Title:
Chief Financial Officer, Treasurer and Secretary

BECKTON CORP.
By:
/s/ Ted Papapostolou

 Name:
Ted Papapostolou

 Title:
Vice President

/s/ CARL C. ICAHN

 Name:
Carl C. Icahn

Dated: December 6, 2024